SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Exeter Resource Corporation
B.	(1)	This is (check one):
		An original filing for the Filer.
		An amended filing for the Filer.

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9)
C.	Identify the filing in conjunction with which this form is being filed:
	Name of registrant:	Exeter Resource Corporation
	Form type:	Form 40-F
	File number (if known):	001-33136
	Filed by:	Exeter Resource Corporation
	Date filed (if filed concurrently, so indicate):	March 31, 2008 (filed concurrently)

D.

The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, telephone number (604) 688-9592.

E.

Filer designates and appoints Dorsey & Whitney LLP (“Agent”), located at 370 Seventeenth Street, Suite 4700, Denver, Colorado 80202, telephone number(303) 629-3400 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which the Form 40-F relates has ceased reporting under the U.S. Securities Exchange Act of 1934, as amended.

The Filer further undertakes to advise the Securities and Exchange Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 40-F; the securities to which the Form40-F relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Country of Canada this 31st day of March, 2008.

EXETER RESOURCE CORPORATION

By: /s/ Cecil Bond

Cecil Bond
Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

DORSEY & WHITNEY LLP

By: /s/ Kenneth G. Sam

Kenneth G. Sam
Partner

Date: March 31, 2008